SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

QUORUM HEALTH CORPORATION
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

74909E106
(CUSIP Number)

May 18, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. North Tide Capital Master, LP I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 0 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 0 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) 0% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1	Names of Reporting Persons. North Tide Capital, LLC I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 0 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 0 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) 0% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Conan Laughlin I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 0 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 0 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) 0% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
Quorum Health Corporation
(b)	Address of Issuer’s Principal Executive Offices
1573 Mallory Lane, Suite 100, Brentwood, Tennessee 37027

Item 2.

(a)	Name of Person Filing
North Tide Capital Master, LP North Tide Capital, LLC Conan Laughlin
(b)	Address of Principal Business Office or, if none, Residence
North Tide Capital Master, LP North Tide Capital, LLC Conan Laughlin 500 Boylston Street, Suite 1860 Boston, Massachusetts 02116
(c)	Citizenship
North Tide Capital Master, LP - Cayman Islands North Tide Capital, LLC - Massachusetts Conan Laughlin - United States
(d)	Title of Class of Securities
Common Stock, $0.0001 par value
(e)	CUSIP Number 74909E106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership **

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned **
North Tide Capital Master, LP – 0 shares North Tide Capital, LLC – 0 shares Conan Laughlin - 0 shares
(b)	Percent of Class **
North Tide Capital Master, LP – 0% North Tide Capital, LLC – 0% Conan Laughlin – 0%

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote **
North Tide Capital Master, LP - 0 shares North Tide Capital, LLC - 0 shares Conan Laughlin - 0 shares
	(ii)	shared power to vote or to direct the vote **
North Tide Capital Master, LP – 0 shares North Tide Capital, LLC – 0 shares Conan Laughlin – 0 shares
	(iii)	Sole power to dispose or to direct the disposition of **
North Tide Capital Master, LP - 0 shares North Tide Capital, LLC - 0 shares Conan Laughlin - 0 shares
	(iv)	shared power to dispose or to direct the disposition of **
North Tide Capital Master, LP – 0 shares North Tide Capital, LLC – 0 shares Conan Laughlin - 0 shares

** Shares reported herein for North Tide Capital, LLC (“North Tide”) represent shares which are beneficially owned by North Tide Capital Master, LP (the “Master Fund”), as reported herein, and shares which are beneficially owned by a managed account client (the “Account”). North Tide serves as investment manager to both the Master Fund and the Account.  Shares reported herein for Mr. Laughlin represent the above referenced shares beneficially owned by the Master Fund and the Account.  Mr. Laughlin serves as the Manager of North Tide.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit
99.1	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                June 6, 2017

NORTH TIDE CAPITAL MASTER, LP

By: North Tide Capital GP, LLC,
its General Partner

By: /s/ Conan Laughlin
Conan Laughlin
Manager

NORTH TIDE CAPITAL, LLC

By: /s/ Conan Laughlin
Conan Laughlin
Manager

CONAN LAUGHLIN

By: /s/ Conan Laughlin
Conan Laughlin, Individually